U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File No.: 001-04192

MFC Bancorp Ltd.

(Translation of Registrant's name into English)

2-4 Merrion Row, Dublin 2, Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Report for the Nine Months Ended September 30, 2018 and Half-Year Report

(December 28, 2018)

All references in this document to "$" and "dollars" are to Canadian dollars, all references to "US$" are to United States dollars and all references to "Euro" or "€" are to the European Union Euro, unless otherwise indicated.

Unless the context otherwise indicates, references herein to "we", "us", "our", the "Company" or "MFC Bancorp" are to MFC Bancorp Ltd. and its consolidated subsidiaries. Unless otherwise indicated, references herein to numbers of our common shares of US$0.001 par value each, referred to as the "Common Shares".

The following report and the discussion and analysis of our financial condition and results of operations for the nine months ended September 30, 2018 and six months ended June 30, 2018 should be read in conjunction with our unaudited interim financial statements and notes thereto for the nine months ended September 30, 2018 and the six months ended June 30, 2018 and the annual audited financial statements and notes thereto of MFC for the year ended December 31, 2017 filed with the United States Securities and Exchange Commission (the "SEC") and applicable Canadian securities regulators. Our financial statements for such periods have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

Disclaimer for Forward-Looking Information

Certain statements in this document are forward-looking statements or forward-looking information, within the meaning of applicable securities laws, which reflect our expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including statements regarding our business plans, anticipated future gains and recoveries, our strategy to reduce trade receivables and inventories, future business prospects and any statements regarding beliefs, expectations or intentions regarding the future. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect our current views and are based on certain assumptions and speak only as of the date hereof. These assumptions, which include our current expectations, estimates and assumptions about our business and the markets we operate in, the global economic environment, interest rates, commodities prices, exchange rates and our ability to expand our business. No forward-looking statement is a guarantee of future results. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Additional information about these and other assumptions, risks and uncertainties is set out in the "Risk Factors" section of this report and in MFC's annual report on Form 20-F for the year ended December 31, 2017. Such forward-looking statements should therefore be construed in light of such factors. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Investors are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with our legal or regulatory obligations, we are not under any obligation and we expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures

This document includes "non-IFRS financial measures", that is, financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Specifically, we make use of the non-IFRS measure "Operating EBITDA".

Operating EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization and impairment. Our management uses Operating EBITDA as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measurement primarily because we incur significant depreciation and depletion and the exclusion of impairment losses in Operating EBITDA eliminates the non-cash impact.

Operating EBITDA is used by investors and analysts for the purpose of valuing an issuer. The intent of Operating EBITDA is to provide additional useful information to investors and the measure does not have any standardized meaning under IFRS. Accordingly, this measure should not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate Operating EBITDA differently. For a reconciliation of net income to Operating EBITDA, please see "Results of Operations".

Dear Fellow Shareholders,

Today, we announced the financial results of MFC Bancorp Ltd. for the nine and six months ending September 30, 2018 and June 30, 2018, respectively.

With three years of restructuring behind us, we are much better positioned to operate our business going forward as we: (i) now have net cash and no borrowings; (ii) have eliminated our exposure relating to our insolvent former customer; (iii) operate with a cash break-even level; and (iv) are executing our strategy to increase our merchant banking activities and benefit from the potential upside in our long-term assets to return to an adequate return on equity.

In the first nine months of 2018, among other things, we:

•	further lowered our structural cost profile and reduced our headcount to 207 employees from 230 in 2017. This number includes 91 employees relating to our previously disclosed acquisition of a materials processing company in the fourth quarter of 2017;

•	expanded our merchant banking activities in Europe by hiring qualified senior individuals in the finance and banking sector;

•	completed merchant banking transactions which resulted in certain subsidiaries and related long-term debt being deconsolidated. These transactions resulted in a net after tax gain of $17.9 million;

•	impaired the remaining exposures related to our insolvent former customer in the wood products industry, recognizing a non-cash credit loss of $21.8 million in the nine months ended September 30, 2018. Going forward, we will redirect our efforts and costs to productive uses; and

•	entered into a settlement agreement through certain of our subsidiaries related to proceedings respecting the insolvent estate of certain of our former hydrocarbon subsidiaries. As a result of the settlement, we incurred a non-cash charge of $5.6 million, which was the carrying value of assets which we contributed to under the settlement.

Financial Results for the Nine Months Ended September 30 2018

Revenues for the first nine months of 2018 decreased to $112.5 million from $235.7 million in the same period of 2017 primarily as a result of our decision to exit certain product lines and geographies.

Costs of sales and services decreased to $100.5 million during the first nine months of 2018 from $201.4 million for the same period in 2017 primarily as a result of our decision to exit certain product lines and the net gain related to the deconsolidation of certain merchant banking subsidiaries, partially offset by credit losses recognized in connection with our insolvent former customer and former subsidiaries.

Selling, general and administrative expenses decreased to $19.3 million in first nine months of 2018 from $37.3 million in the same period of 2017 primarily as a result of our decision to exit certain product lines, the closure of certain of our offices and structural cost reductions.

As set forth above, in first nine months of 2018, we recognized a non-cash loss on settlement of $5.6 million.

In the first nine months of 2018, finance costs decreased to $2.0 million from $7.6 million in the same period of 2017 primarily as a result of a decrease in indebtedness.

In the first nine months of 2018, we recognized a net foreign currency transaction gain of $4.3 million, compared to $1.5 million in the same period of 2017, in the consolidated statement of operations. The foreign currency transaction gain represents exchange differences arising on the settlement of monetary items and the disposition of subsidiaries with positive accumulated other comprehensive income due to foreign exchange or on translating monetary items into our functional currencies at rates different from those at which they were translated on initial recognition during the period or in previous financial statements.

Letter to Shareholders

(i)

We recognized an income tax expense (other than resource property revenue taxes) of $4.6 million in the first nine months of 2018, compared to $2.4 million in the same period of 2017. Our income tax paid in cash, excluding resource property revenue taxes, during the first nine months of 2018 was $1.8 million, compared to $1.9 million in the same period of 2017. We also recognized resource property revenue taxes of $0.5 million in first nine months of 2018, compared to $1.6 million in the same period of 2017. Overall, we recognized an income tax expense of $5.1 million (income tax expense of $4.6 million and resource property revenue taxes of $0.5 million) in the first nine months of 2018, compared to $4.0 million (income tax expense of $2.4 million and resource property revenue taxes of $1.6 million) in the same period of 2017.

In the first nine months of 2018, our net loss attributable to shareholders was $15.9 million, or $1.26 per share on a basic and diluted basis, compared to $14.0 million, or $1.11 per share on a basic and diluted basis, in the same period of 2017.

For the first nine months of 2018, our Operating EBITDA decreased to a loss of $4.3 million, which included credit losses of $33.7 million, a write-off of payables of $8.7 million, a loss on settlement of $5.6 million and a gain of $25.1 million before taxes on the deconsolidation of subsidiaries, from Operating EBITDA of $3.9 million in the same period of 2017, which included credit losses of $6.2 million and the write-off of payables of $3.8 million:

	Nine Months Ended September 30,
	2018	2017
	(in $'000)
Operating EBITDA
Net loss(1)	(15,824)	(13,096)
Income tax expense	5,062	3,968
Finance costs	1,982	7,573
Amortization, depreciation and depletion	4,507	5,414
Operating EBITDA (loss)	(4,273)	3,859

(1)	Includes income attributable to non-controlling interests.

Certain Non-Cash Items
Credit losses	33,718	6,195
Litigation settlement	5,600	-
Write-off of payables	(8,709)	(3,779)
Gain on merchant banking transactions (before taxes)	(25,068)	-
	5,541	2,416

As at September 30, 2018, cash and cash equivalents decreased to $66.4 million from $74.9 million as at December 31, 2017.

Trade receivables and other receivables were $4.9 million and $11.2 million, respectively, as at September 30, 2018, compared to $34.3 million and $21.7 million, respectively, as at December 31, 2017. The decrease in trade and other receivables was primarily as a result of the recognition of credit losses in respect of the remaining trade receivables due from our customer that filed for insolvency in 2016 and the deconsolidation of subsidiaries.

Inventories increased to $10.8 million as at September 30, 2018, from $9.8 million as at December 31, 2017 primarily as a result of foreign exchange movements and inventory purchases relating to our European production assets. Substantially all of our inventories were contracted at fixed prices or hedged as at September 30, 2018.

Deposits, prepaid and other assets were $2.5 million as at September 30, 2018, compared to $2.4 million as at December 31, 2017.

We had short-term securities of $6.6 million as at September 30, 2018 and $5.1 million as at December 31, 2017.

We had short-term financial assets relating to hedging derivatives of $15,000 as at September 30, 2018, compared to $0.2 million as at December 31, 2017. We had current liabilities relating to hedging derivatives of $0.1 million as at September 30, 2018, compared to $0.3 million as at December 31, 2017.

Tax receivables, consisting primarily of refundable value-added taxes, were $0.3 million as at September 30, 2018 and $0.7 million as at December 31, 2017.

Account payables and accrued expenses were $21.2 million as at September 30, 2018, compared to $44.8 million as at December 31, 2017. We had deferred income tax liabilities of $14.8 million as at September 30, 2018, compared to $10.3 million as at December 31, 2017.

Letter to Shareholders

(ii)

Total long-term debt decreased to $nil as at September 30, 2018, from $43.7 million as at December 31, 2017, primarily as a result of merchant banking transactions.

As at September 30, 2018, we had decommissioning obligations of $13.2 million relating to our existing hydrocarbon properties, compared to $13.7 million as at December 31, 2017.

Our Goal Moving Forward

At this time, it is our goal and initiative to structure the group in a way that assists in substantially eliminating the approximately 70% discount between the market price of our Common Shares on December 27, 2018 and our stated net book value per share as of September 30, 2018.

	As at September 30, 2018
	Shareholders' Equity	Equity per Share	Equity per Share
	(in $'000s)		(in US$)(1)
Cash and cash equivalents	66,441	5.30	4.09
Working capital(2)	14,195	1.13	0.87
Property, plant and equipment	57,375	4.58	3.54
Real estate and investment property	50,422	4.02	3.11
Resource properties, net(3)	71,828	5.73	4.43
Other long-term liabilities, net of other long-term assets(4)	(9,578)	(0.76)	(0.59)
Shareholders' equity	250,683	20.00	15.45

(1)	Calculated using applicable exchange rate on September 30, 2018.
(2)	Excluding cash and cash equivalents.
(3)	Net of decommissioning obligations.
(4)	Long-term liabilities include minority interest.

Stakeholder Communications

Management welcomes any questions you may have and looks forward to discussing our operations, results and plans with stakeholders. All stakeholders are encouraged to:

•	read our entire management’s discussion and analysis for the nine and six months ended September 30, 2018 and June 30, 2018, respectively, as set forth herein and our unaudited financial statements for such periods, included herein, for a greater understanding of our business and operations; and

•	direct any questions regarding the information in this report to info@mfcbancorp.com to book a conference call with our senior management.

Respectfully Submitted,

Michael J. Smith
Chairman, President and Chief Executive Officer

Letter to Shareholders

(iii)

MANAGEMENT'S DISCUSSION AND ANALYSIS

Nature of Business

We are a merchant bank that provides financial services and facilitates structured trade for corporations and institutions. We specialize in markets that are not adequately addressed by traditional sources of supply and finance, with an emphasis on providing solutions for small and medium sized enterprises. We operate in multiple geographies and participate in industries including manufacturing, natural resources and medical supplies and services.

As a supplement to our operating business, we commit proprietary capital to assets and projects where intrinsic values are not properly reflected. These investments can take many forms, and our activities are generally not passive. The structure of each of these opportunities is tailored to each individual transaction.

Our business is divided into two operating segments: (i) Merchant Banking, which includes our marketing activities, captive supply assets, structured solutions, financial services and proprietary investing activities; and (ii) All Other, which encompasses our corporate and other investments and business interests, primarily being its business activities in medical supplies and services.

Recent Developments

In the first nine months of 2018, we have, among other things:

•	further lowered our structural cost profile and reduced our headcount to 207 employees worldwide from 230;

•	reduced our selling, general and administrative expenses by approximately 48% to $19.3 million for the nine months ended September 30, 2018 from $37.3 million in the same period of 2017 and reduced our costs of sales and services for merchant banking products and services by approximately 50% to $95.3 million for the first nine months of 2018 from $191.6 million in the same period of 2017;

•	completed merchant banking transactions which resulted in the deconsolidation of certain subsidiaries and their long-term debt. These transactions resulted in a net after-tax gain of $17.9 million in the first nine months of 2018;

•	impaired the last remaining exposures related to our insolvent former customer in the wood products industry and we recognized a non-cash credit loss of $21.8 million in the nine months ended September 30, 2018. Going forward, we plan to re-direct our efforts and costs to productive uses; and

•	entered into a settlement agreement through certain of our subsidiaries related to proceedings respecting the insolvent estate of certain of our former hydrocarbon subsidiaries. As a result of the settlement, we incurred a non-cash charge of $5.6 million, which was the carrying value of assets which we contributed to under the settlement.

Discussion of Operations

The following discussion and analysis of our financial condition and results of operations for the nine months ended September 30, 2018 and 2017 and the six months ended June 30, 2018 and 2017 should be read in conjunction with our unaudited condensed consolidated financial statements and related notes.

General

We are a merchant bank that provides financial services and facilitates structured trade for corporations and institutions. Our business activities involve customized structured financial solutions and are supported by captive sources and products secured from third parties. We do business in multiple geographies and specialize in a wide range of industrial products.

We also commit our own capital to promising enterprises and invest and otherwise capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing activities are generally not passive. We actively seek investments where our financial expertise and management can add or unlock value.

1

Business Environment

Our financial performance is, and our consolidated results in any period can be, materially affected by economic conditions and financial markets generally, including the availability of capital, the availability of credit and the level of market and commodity price volatility. Our results of operations may also be materially affected by competitive factors. Our competitors include firms traditionally engaged in merchant banking and trade finance as well as other capital sources such as hedge funds and private equity firms and other companies engaged in similar activities in Europe, Asia and globally.

We operate internationally and therefore our financial performance and position are impacted by changes in the Canadian dollar, our reporting currency, against the other functional currencies of our international subsidiaries and operations, particularly the Euro. Changes in currency rates affect our financial performance and position because our European subsidiaries' assets, liabilities, revenues and operating costs are denominated in Euros. Accordingly, a weakening of the Canadian dollar against the Euro would have the effect of increasing the value of such assets, liabilities, revenues and operating costs when translated into Canadian dollars, our reporting currency. Conversely, a strengthening of the Canadian dollar against these currencies would have the effect of decreasing such values. In addition, we also have exposure to the Chinese yuan and the United States dollar.

As at September 30, 2018, the Canadian dollar had weakened by 0.2% against the Euro from the end of 2017. We recognized a net $4.7 million currency translation adjustment loss under accumulated other comprehensive income within equity in the nine months ended September 30, 2018, compared to $8.7 million in the comparative period of 2017.

Results of Operations

Nine Months Ended September 30, 2018 Compared to Nine Months Ended September 30, 2017

The following table sets forth our selected operating results and other financial information for each of the periods indicated:

	Nine Months Ended September 30,
	2018		2017
	(In thousands, except per share amounts)
Gross revenues	$112,493		$235,682
Costs of sales and services	100,545		201,434
Selling, general and administrative expenses	19,322		37,299
Share-based compensation – selling, general and administrative	69		-
Loss on settlement	5,600		-
Finance costs	1,982		7,573
Exchange differences on foreign currency transactions, net gain	(4,263)		(1,496)
Net loss(1)	(15,856	)(2)	(13,960	)(3)
Loss per share:
Basic	(1.26)		(1.11)
Diluted	(1.26)		(1.11)

Notes:

(1)	Attributable to our shareholders.
(2)	Includes credit losses of $33.7 million primarily in connection with our insolvent former customer and former subsidiaries, a write-off of payables of $8.7 million related primarily to former subsidiaries, a $5.6 million loss on a settlement and a before-tax gain of $25.1 million recognized in connection with the deconsolidation of certain former merchant banking subsidiaries.
(3)	Includes credit losses of $6.2 million and the write-off of payables of $3.8 million.

The following is a breakdown of our gross revenues by segment for each of the periods indicated:

	Nine Months Ended September 30,
	2018	2017
	(In thousands)
Gross Revenues:
Merchant banking	$108,821	$219,622
All other	3,672	16,060
	$112,493	$235,682

In the first nine months of 2018, 86% of our revenues were from Europe, 11% were from the Americas and 3% were from Asia and other regions.

2

In the first nine months of 2018, our proportionate revenues by product were: (i) 87% from materials processing; (ii) 8% from hydrocarbons; and (iii) 5% from other.

Based upon the average exchange rates for the first nine months of 2018, the Canadian dollar weakened by approximately 5.5% in value against the Euro compared to the same period of 2017. As a substantial portion of our revenues are generated in Euros, the weakening of the Canadian dollar against the Euro positively impacted our revenues in the first nine months of 2018.

Revenues for the first nine months of 2018 decreased to $112.5 million from $235.7 million in the same period of 2017 primarily as a result of our decision to exit certain product lines and geographies.

Revenues for our merchant banking business for the first nine months of 2018 decreased to $108.8 million from $219.6 million in the same period of 2017 primarily as a result of our decision to exit certain product lines and geographies. Revenues for our all other segment decreased to $3.7 million in the first nine months of 2018 from $16.1 million in the same period of 2017 as we focused our Chinese business on healthcare and merchant banking.

Costs of sales and services decreased to $100.5 million during the first nine months of 2018 from $201.4 million for the same period in 2017 primarily as a result of our decision to exit certain product lines and the net gain recognized in connection with our deconsolidation of certain merchant banking subsidiaries, partially offset by credit losses recognized in connection with our insolvent former customer customer. See "Recent Developments".

The following is a breakdown of our costs of sales and services for each of the periods indicated:

	Nine Months Ended
	September 30,
	2018	2017
	(In thousands)
Merchant banking products and services	$95,309	$191,551
Credit losses on loans and receivables	33,718	6,195
Market value increase on commodity inventories	(43)	(432)
Loss (gain) on derivative contracts, net	889	(1,321)
Gain on sale of subsidiaries	(25,723)	(133)
Loss on a former subsidiary	-	619
Other	(3,605)	4,955
Total costs of sales and services	$100,545	$201,434

Selling, general and administrative expenses decreased to $19.3 million in first nine months of 2018 from $37.3 million in the same period of 2017 primarily as a result of our decision to exit certain product lines, the closure of certain of our offices and structural cost reductions.

In first nine months of 2018, we recognized a non-cash loss of $5.6 million relating to a legal settlement. See "Recent Developments".

In the first nine months of 2018, finance costs decreased to $2.0 million from $7.6 million in the same period of 2017 primarily as a result of a decrease in bank indebtedness.

In the first nine months of 2018, we recognized a net foreign currency transaction gain of $4.3 million, compared to $1.5 million in the same period of 2017, in the consolidated statement of operations. The foreign currency transaction gain represents exchange differences arising on the settlement of monetary items and the disposition of subsidiaries with positive accumulated other comprehensive income due to foreign exchange or on translating monetary items into our functional currencies at rates different from those at which they were translated on initial recognition during the period or in previous financial statements.

We recognized an income tax expense (other than resource property revenue taxes) of $4.6 million in the first nine months of 2018, compared to $2.4 million in the same period of 2017. Our income tax paid in cash, excluding resource property revenue taxes, during the first nine months of 2018 was $1.8 million, compared to $1.9 million in the same period of 2017. We also recognized resource property revenue taxes of $0.5 million in the first nine months of 2018, compared to $1.6 million in the same period of 2017. Overall, we recognized an income tax expense of $5.1 million (income tax expense of $4.6 million and resource property revenue taxes of $0.5 million) in the first nine months of 2018, compared to $4.0 million (income tax expense of $2.4 million and resource property revenue taxes of $1.6 million) in the same period of 2017.

3

In the first nine months of 2018, our net loss attributable to shareholders was $15.9 million, or $1.26 per share on a basic and diluted basis, compared to $14.0 million, or $1.11 per share on a basic and diluted basis, in the same period of 2017.

For the first nine months of 2018, our Operating EBITDA decreased to a loss of $4.3 million, which included credit losses of $33.7 million, a write-off of payables of $8.7 million, a loss on settlement of $5.6 million and a before-tax gain of $25.1 million on the deconsolidation of subsidiaries, from Operating EBITDA of $3.9 million in the same period of 2017, which included credit losses of $6.2 million and the write-off of payables of $3.8 million.

The following is a reconciliation of our net loss to Operating EBITDA for each of the periods indicated:

	Nine Months Ended September 30,
	2018	2017
	(In thousands)
Operating EBITDA
Net loss (1)	$(15,824)	$(13,096)
Income tax expense(2)	5,062	3,968
Finance costs	1,982	7,573
Amortization, depreciation and depletion	4,507	5,414
Operating EBITDA (loss)	$(4,273)	$3,859

Notes:

(1)	Including non-controlling interests. In the first nine months of 2018, includes credit losses of $33.7 million, a write-off of payables of $8.7 million, a loss on settlement of $5.6 million and a before tax gain of $25.1 million on the deconsolidation of subsidiaries and in the first nine months of 2017 included credit losses of $6.2 million and the write-off of payables of $3.8 million.
(2)	The income tax paid in cash, excluding resource property revenue taxes, during the first nine months of 2018 was $1.8 million, compared to $1.9 million in the same period of 2017.

Please see "Non-IFRS Financial Measures" for additional information.

Six Months Ended June 30, 2018 Compared to Six Months Ended June 30, 2017

The following table sets forth our selected operating results and other financial information for each of the periods indicated:

	Six Months Ended June 30,
	2018		2017
	(In thousands, except per share amounts)
Gross revenues	$78,083		$178,426
Costs of sales and services	94,820		152,325
Selling, general and administrative expenses	13,728		27,944
Share-based compensation – selling, general and administrative	69		-
Loss on settlement	5,600		-
Finance costs	1,781		5,529
Exchange differences on foreign currency transactions, net gain	(4,926)		(2,051)
Net loss(1)	(31,973	)(2)	(6,749	)(3)
Loss per share:
Basic	(2.55)		(0.54)
Diluted	(2.55)		(0.54)

Notes:

(1)	Attributable to our shareholders.
(2)	Includes credit losses of $33.6 million primarily in connection with our insolvent former customer and former subsidiaries, a write-off of payables of $8.6 million related to former subsidiaries and a loss on settlement of $5.6 million.
(3)	Includes credit losses of $3.8 million and the write-off of payables of $3.9 million.

The following is a breakdown of our gross revenues by segment for each of the periods indicated:

	Six Months Ended June 30,
	2018	2017
	(In thousands)
Gross Revenues:
Merchant banking	$75,572	$163,350
All other	2,511	15,076
	$78,083	$178,426

4

In the first half of 2018, 86% of our revenues were from Europe, 11% were from the Americas and 3% were from Asia and other regions.

In the first half of 2018, our proportionate revenues by product were: (i) 87% from materials processing; (ii) 7% from hydrocarbons; and (iii) 6% from other.

Based upon the average exchange rates for the first half of 2018, the Canadian dollar weakened by approximately 6.6% in value against the Euro compared to the same period of 2017. As a substantial portion of our revenues are generated in Euros, the weakening of the Canadian dollar against the Euro positively impacted our revenues in the first half of 2018.

Revenues for the first half of 2018 decreased to $78.1 million from $178.4 million in the same period of 2017 primarily as a result of our decision to exit certain product lines and geographies.

Revenues for our merchant banking business for the first half of 2018 decreased to $75.6 million from $163.4 million in the same period of 2017 primarily as a result of our decision to exit certain product lines and geographies. Revenues for our all other segment decreased to $2.5 million in the first half of 2018 from $15.1 million in the same period of 2017 as we focused our Chinese business on healthcare and merchant banking.

Costs of sales and services decreased to $94.8 million during the first half of 2018 from $152.3 million for the same period in 2017 primarily as a result of our decision to exit certain product lines, partially offset by credit losses recognized in connection with our insolvent former customer and former subsidiaries. See "Recent Developments".

The following is a breakdown of our costs of sales and services for each of the periods indicated:

	Six Months Ended
	June 30,
	2018	2017
	(In thousands)
Merchant banking products and services	$66,184	$145,734
Credit losses on loans and receivables	33,640	3,776
Market value decrease (increase) on commodity inventories	81	(646)
Loss (gain) on derivative contracts, net	74	(756)
Loss (gain) on sale of subsidiaries	17	(133)
Loss on a former subsidiary	-	619
Other	(5,176)	3,731
Total costs of sales and services	$94,820	$152,325

Selling, general and administrative expenses decreased to $13.7 million in the first half of 2018 from $27.9 million in the same period of 2017 primarily as a result of our decision to exit certain product lines, the closure of certain of our offices and structural cost reductions.

In the first half of 2018, we recognized a non-cash loss of $5.6 million relating to a legal settlement.

In the first half of 2018, finance costs decreased to $1.8 million from $5.5 million in the same period of 2017 primarily as a result of a decrease in bank indebtedness.

In the first half of 2018, we recognized a net foreign currency transaction gain of $4.9 million, compared to $2.1 million in the same period of 2017, in the consolidated statement of operations. The foreign currency transaction gain represents exchange differences arising on the settlement of monetary items and the disposition of subsidiaries with positive accumulated other comprehensive income due to foreign exchange or on translating monetary items into our functional currencies at rates different from those at which they were translated on initial recognition during the period or in previous financial statements.

We recognized an income tax recovery (other than resource property revenue taxes) of $1.3 million in the first half of 2018, compared to an income tax expense (other than resource property revenue taxes) of $0.5 million in the same period of 2017. Our income tax paid in cash, excluding resource property revenue taxes, during the first half of 2018 was $1.8 million, compared to $1.6 million in the same period of 2017. We also recognized resource property revenue taxes of $0.3 million in the first half of 2018 and the same period of 2017. Overall, we recognized an income tax recovery of $1.0 million (income tax recovery of $1.3 million and resource property revenue taxes of $0.3 million) in the first half of 2018, compared to an income tax expense of $0.8 million (income tax expense of $0.5 million and resource property revenue taxes of $0.3 million) in the same period of 2017.

5

In the first half of 2018, our net loss attributable to shareholders was $32.0 million, or $2.55 per share on a basic and diluted basis, compared to $6.7 million, or $0.54 per share on a basic and diluted basis, in the same quarter of 2017.

For the first half of 2018, our Operating EBITDA decreased to a loss of $28.2 million, which included credit losses of $33.6 million, a write-off of payables of $8.6 million and a loss on settlement of $5.6 million, from Operating EBITDA of $4.2 million in the same period of 2017, which included credit losses of $3.8 million and the write-off of payables of $3.9 million.

The following is a reconciliation of our net loss to Operating EBITDA for each of the periods indicated:

	Six Months Ended
	June 30,
	2018	2017
	(In thousands)
Operating EBITDA
Net loss (1)	$(31,982)	$(6,110)
Income tax recovery (expense)(2)	(1,007)	789
Finance costs	1,781	5,529
Amortization, depreciation and depletion	2,996	3,946
Operating EBITDA (loss)	$(28,212)	$4,154

Notes:

(1)	Including non-controlling interests. In the first half of 2018, includes credit losses of $33.6 million, a write-off of payables of $8.6 million and a loss on settlement of $5.6 million and in the first half of 2017 included credit losses of $3.8 million and the write-off of payables of $3.9 million.
(2)	The income tax paid in cash, excluding resource property revenue taxes, during the first half of 2018 was $1.8 million, compared to $1.6 million in the same period of 2017.

Please see "Non-IFRS Financial Measures" for additional information.

Liquidity and Capital Resources

General

We set the amount of capital in proportion to risk. We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust this capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in our industry, we monitor capital on the basis of our net debt-to-equity ratio and long-term debt-to-equity ratio. The net debt-to-equity ratio is calculated as net debt divided by shareholders' equity. Net debt is calculated as total debt less cash and cash equivalents. The long-term debt-to-equity ratio is calculated as long-term debt, less current portion divided by shareholders' equity. The computations are based on continuing operations.

The following table sets forth the calculation of our net debt-to-equity ratio as at the dates indicated:

	September 30,	December 31,
	2018	2017
	(In thousands, except ratio amounts)
Total debt	$-	$43,733
Less: cash and cash equivalents	(66,441)	(74,870)
Net debt	Not applicable	Not applicable
Shareholders' equity	250,683	277,780
Net debt-to-equity ratio	Not applicable	Not applicable

There were no amounts in accumulated other comprehensive income relating to cash flow hedges, nor were there any subordinated debt instruments as at September 30, 2018 and December 31, 2017. Our net debt-to-equity was not applicable as we had a net cash and cash equivalents balance as at December 31, 2017 and September 30, 2018.

The following table sets forth the calculation of our long-term debt-to-equity ratio as at the dates indicated:

	September 30,	December 31,
	2018	2017
	(In thousands, except ratio amounts)
Long-term debt, less current portion	$-	$-
Shareholders' equity	250,683	277,780
Long-term debt-to-equity ratio	Not applicable	Not applicable

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Cash Flows

Due to the number of businesses we engage in, our cash flows are not necessarily reflective of net earnings and net assets for any reporting period. As a result, instead of using a traditional cash flow analysis solely based on cash flow statements, our management believes it is more useful and meaningful to analyze our cash flows by overall liquidity and credit availability. Please see the discussion on our financial position below for further information.

Our business can be cyclical and our cash flows can vary accordingly. Our principal operating cash expenditures are for our working capital, proprietary investments and general and administrative expenses.

Working capital levels fluctuate throughout the year and are affected by the level of our merchant banking operations, the markets and prices for commodities, the timing of collection of receivables and the payment of payables and expenses. Changes in the volume of transactions can affect the level of receivables and influence overall working capital levels. We currently have cash on hand and cash flows from operations to meet our working capital and other requirements.

The following table presents a summary of cash flows for each of the periods indicated:

	Nine Months Ended September 30,
	2018	2017
	(In thousands)
Cash flows used in operating activities	$(5,750)	$(15,036)
Cash flows (used in) provided by investing activities	(1,284)	5,066
Cash flows used in financing activities	(805)	(42,969)
Exchange rate effect on cash and cash equivalents	(590)	(4,647)
Decrease in cash and cash equivalents	(8,429)	(57,586)

Cash Flows from Operating Activities

Operating activities used cash of $5.8 million in the nine months ended September 30, 2018, compared to $15.0 million in the same period of 2017. A decrease in receivables provided cash of $9.3 million in the nine months ended September 30, 2018, compared to $2.6 million in the same period of 2017. A decrease in account payables and accrued expenses used cash of $4.7 million in the nine months ended September 30, 2018, compared to $13.0 million in the same period of 2017. In the nine months ended September 30, 2018, a decrease in short-term bank borrowings used cash of $1.6 million, compared to $35.3 million in the same period of 2017. An increase in inventories used cash of $1.1 million in the nine months ended September 30, 2018, compared to a decrease in inventories providing cash of $18.8 million in the same period of 2017. An increase in deposits, prepaid and other used cash of $0.6 million in the nine months ended September 30, 2018, compared to a decrease in deposits, prepaid and other providing cash of $8.2 million in the same period of 2017. A decrease in assets held for sale provided cash of $nil in the nine months ended September 30, 2018 compared to $12.6 million in the same period of 2017.

Cash Flows from Investing Activities

Investing activities used cash of $1.3 million in the nine months ended September 30, 2018, compared to providing cash of $5.1 million in the same period of 2017. In the nine months ended September 30, 2018, proceeds from sales of investment property provided cash of $1.0 million, compared to $nil in the same period of 2017. In the nine months ended September 30, 2018, purchases of property, plant and equipment, net of sales, used cash of $0.2 million, compared to sales of property, plant and equipment, net of purchases, providing cash of $4.9 million in the same period of 2017. In the nine months ended September 30, 2018, purchases of long-term securities used cash of $1.2 million, compared to $nil in the same period of 2017. The disposition of subsidiaries, net of cash and cash equivalents disposed of, used cash of $0.8 million in the nine months ended September 30, 2018, compared to $0.1 million in the same period of 2017.

Cash Flows from Financing Activities

Cash used by financing activities was $0.8 million in the nine months ended September 30, 2018, compared to $43.0 million in the same period of 2017. A net decrease in debt used cash of $nil in the nine months ended September 30, 2018, compared to $42.3 million in the same period of 2017.

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Financial Position

The following table sets out our selected financial information as at the dates indicated:

	September 30,	December 31,
	2018	2017
	(In thousands)
Cash and cash equivalents	$66,441	$74,870
Short-term cash deposits	193	194
Short-term securities	6,582	5,127
Securities – derivatives (current)	15	190
Trade receivables	4,906	34,259
Tax receivables	317	747
Other receivables	11,150	21,690
Inventories	10,847	9,826
Deposits, prepaid and other	2,481	2,378
Total assets	313,801	396,947
Working capital	80,636	56,512

Short-term bank borrowings	-	2,074
Debt, current portion	-	43,733
Account payables and accrued expenses	21,248	44,750
Financial liabilities – derivatives (current)	119	302
Deferred income tax liabilities	14,838	10,303
Decommissioning obligations (long- term)	13,245	13,699
Shareholders' equity	250,683	277,780

We maintain an adequate level of liquidity, with a portion of our assets held in cash and cash equivalents and securities. The liquid nature of these assets provides us with flexibility in managing and financing our business and the ability to realize upon investment or business opportunities as they arise. We also use this liquidity in client-related services by acting as a financial intermediary for third parties (e.g., by acquiring a position or assets and reselling such position or assets) and for our own proprietary trading and investing activities.

As at September 30, 2018, cash and cash equivalents decreased to $66.4 million from $74.9 million as at December 31, 2017.

Trade receivables and other receivables were $4.9 million and $11.2 million, respectively, as at September 30, 2018, compared to $34.3 million and $21.7 million, respectively, as at December 31, 2017. The decrease in trade and other receivables was primarily as a result of the recognition of credit losses in respect of the remaining trade receivables due from our customer that filed for insolvency in 2016 and the deconsolidation of subsidiaries.

Inventories increased to $10.8 million as at September 30, 2018, from $9.8 million as at December 31, 2017 primarily as a result of foreign exchange movements and inventory purchases relating to our European production assets. Substantially all of our inventories were contracted at fixed prices or hedged as at September 30, 2018.

Deposits, prepaid and other assets were $2.5 million as at September 30, 2018, compared to $2.4 million as at December 31, 2017.

We had short-term securities of $6.6 million as at September 30, 2018 and $5.1 million as at December 31, 2017.

We had short-term financial assets relating to hedging derivatives of $15,000 as at September 30, 2018, compared to $0.2 million as at December 31, 2017. We had current liabilities relating to hedging derivatives of $0.1 million as at September 30, 2018, compared to $0.3 million as at December 31, 2017.

Tax receivables, consisting primarily of refundable value-added taxes, were $0.3 million as at September 30, 2018 and $0.7 million as at December 31, 2017.

Account payables and accrued expenses were $21.2 million as at September 30, 2018, compared to $44.8 million as at December 31, 2017. The decrease was primarily due to the write-off of certain payables in the period in connection with former subsidiaries.

We had deferred income tax liabilities of $14.8 million as at September 30, 2018, compared to $10.3 million as at December 31, 2017.

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Our short-term bank borrowings decreased to $nil as at September 30, 2018, from $2.1 million as at December 31, 2018, primarily as a result of the deconsolidation of subsidiaries.

Total long-term debt decreased to $nil as at September 30, 2018, from $43.7 million as at December 31, 2017, primarily as a result of the deconsolidation of subsidiaries.

As at September 30, 2018, we had long-term decommissioning obligations of $13.2 million relating to our existing hydrocarbon properties, compared to $13.7 million as at December 31, 2017.

Short-Term Bank Loans and Facilities

As part of our operations, we maintain various kinds of credit lines and facilities with banks. Most of these facilities are short-term. These facilities are used in our day-to-day merchant banking business. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken.

Long-Term Debt

In the third quarter of 2018, we completed merchant banking transactions and as of September 30, 2018 have no long-term debt. See "Recent Developments".

Future Liquidity

We expect that there will be acquisitions of businesses or commitments to projects in the future. To achieve the long-term goals of expanding our assets and earnings, capital resources will be required. Depending on the size of a transaction, the capital resources that will be required can be substantial. The necessary resources will be generated from cash flows from operations, cash on hand, borrowings against our assets, sales of proprietary investments or the issuance of securities.

Foreign Currency

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

Our presentation currency is the Canadian dollar. We translate subsidiaries' assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at exchange rates approximating those at the date of the transactions or, for practical reasons, the average exchange rates for the applicable periods, when they approximate the exchange rate as at the dates of the transactions. As a substantial amount of revenues is generated in Euros, the financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rates for these currencies prevailing during that period. In addition, we also have exposure to the Chinese yuan and the United States dollar.

In the nine months ended September 30, 2018, we reported a net $4.7 million currency translation adjustment loss under accumulated other comprehensive income within equity. This compared to a net $8.7 million currency translation adjustment loss in the same period of 2017. This currency translation adjustment does not affect our profit and loss statement until the disposal of a foreign operation.

Contractual Obligations

The following table sets out our contractual obligations and commitments as at December 31, 2017 in connection with our long-term liabilities.

	Payments Due by Period(1)
	(In thousands)
Contractual Obligations(2)	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total
Long-term debt obligations, including interest	$45,363	$-	$-	$-	$45,363
Operating lease obligations	988	548	19	-	1,555
Purchase obligations	67	-	-	-	67
Other long-term liabilities	-	-	-	-	-
Total	$46,418	$548	$19	$-	$46,985

Notes:

(1)	Undiscounted.
(2)	This table does not include non-financial instrument liabilities, guarantees and liabilities relating to assets held for sale.

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There have been no significant changes to the foregoing, other than to our long-term debt obligations, since December 31, 2017. Please refer to "Liquidity and Capital Resources - Long-Term Debt".

Risk Management

Risk is an inherent part of our business and operating activities. The extent to which we properly and effectively identify, assess, monitor and manage each of the various types of risk involved in our activities is critical to our financial soundness and profitability. We seek to identify, assess, monitor and manage the following principal risks involved in our business activities: market, credit, liquidity, operational, legal and compliance, new business, reputational and other. Risk management is a multi-faceted process that requires communication, judgment and knowledge of financial products and markets. Our management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment and control of various risks. Our risk management policies, procedures and methodologies are fluid in nature and are subject to ongoing review and modification.

Inflation

We do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of goods or services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Please refer to Note 2 to our audited consolidated financial statements for the year ended December 31, 2017 for a discussion of the significant accounting policies.

The following accounting policies are the most important to our ongoing financial condition and results of operations:

Allowance for Credit Losses

On January 1, 2018, we adopted IFRS 9, Financial Instruments, referred to as "IFRS 9". As a result, we apply credit risk assessment and valuation methods to our trade and other receivables under IFRS 9 which establishes a single forward-looking expected loss impairment model to replace the incurred impairment model under IAS 39, Financial Instruments: Recognition and Measurement, referred to as "IAS 39".

An allowance for credit losses (ACL) is established for all financial assets, except for financial assets classified or designated as fair value through profit or loss (FVTPL) and equity securities designated as fair value through other comprehensive income (FVOCI). Assets subject to impairment assessment include trade and other receivables, debt securities and finance and operating lease receivables. Off-balance sheet items subject to impairment assessment include financial guarantees and undrawn loan commitments. The loss allowance is an amount equal to the lifetime expected credit loss or 12-month expected credit loss, whatever is applicable.

We measure the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition. The objective of the impairment requirements is to recognize lifetime expected credit losses for all financial instruments for which there have been significant increases in credit risk since initial recognition — whether assessed on an individual or collective basis — considering all reasonable and supportable information, including that which is forward-looking.

At each reporting date, we assess whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, we use the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, we compare the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

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We assume that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date.

If reasonable and supportable forward-looking information is available without undue cost or effort, we shall not rely solely on past due information when determining whether credit risk has increased significantly since initial recognition. However, when information that is more forward-looking than past due status (either on an individual or a collective basis) is not available without undue cost or effort, we may use past due information to determine whether there have been significant increases in credit risk since initial recognition. Regardless of the way in which we assess significant increases in credit risk, there is a rebuttable presumption that the credit risk on a financial asset has increased significantly since initial recognition when contractual payments are more than 30 days past due. We may rebut this presumption if we have reasonable and supportable information that is available without undue cost or effort, that demonstrates that the credit risk has not increased significantly since initial recognition even though the contractual payments are more than 30 days past due. When it has determined that there have been significant increases in credit risk before contractual payments are more than 30 days past due, the rebuttable presumption does not apply.

Our ACL is maintained at an amount considered adequate to absorb the expected credit losses. Such ACL reflects our management's best estimate of changes in the credit risk on our financial instruments and judgments about economic conditions. The assessment of ACL is a complex process, particularly on a looking-forward basis; which involves a significant degree of judgment and a high level of estimation uncertainty. The input factors include the assessment of the credit risk of our financial instruments, our legal rights and obligations under all the contracts and the expected future cash flows from the financial instruments, which include inventories, mortgages and other credit enhancement instruments. The major source of estimation uncertainty relates to the likelihood of the various scenarios under which different amounts are expected to be recovered through the security in place on the financial assets. The expected future cash flows are projected under different scenarios and weighted by probability, which involves the exercise of significant judgment. Estimates and judgments could change in the near-term and could result in a significant change to a recognized allowance.

Non-Cash Impairment of Non-Financial Assets

We assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, we estimate the recoverable amount of the asset. In assessing whether there is any indication that an asset may be impaired, we consider, as a minimum, the following indications:

External sources of information

(a)	during the period, the asset's market value has declined significantly more than would be expected as a result of the passage of time or normal use;

(b)	significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;

(c)	market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset's value in use and decrease the asset's recoverable amount materially;

(d)	the carrying amount of the net assets of the entity is more than its market capitalization;

Internal sources of information

(e)	evidence is available of obsolescence or physical damage of an asset;

(f)	significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date and reassessing the useful life of an asset as finite rather than indefinite; and

(g)	evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

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Income Taxes

Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.

Our tax filings are also subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.

We currently have deferred income tax assets, which are comprised primarily of tax loss carry-forwards and deductible temporary differences, both of which will reduce taxable income in the future. The amounts recorded for deferred income tax assets are based upon various judgments, assumptions and estimates. We assess the realization of these deferred income tax assets on a periodic basis to determine to what extent it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. We determine whether it is probable that all or a portion of the deferred income tax assets will be realized, based on currently available information, including, but not limited to, the following:

•	the history of the tax loss carry-forwards and their expiry dates;

•	future reversals of temporary differences;

•	our projected earnings; and

•	tax planning opportunities.

On the reporting date, we also reassess unrecognized deferred income tax assets. We recognize a previously unrecognized deferred income tax asset to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

We provide for future liabilities in respect of uncertain tax positions where additional tax may become payable in future periods and such provisions are based on our management's assessment of exposures. We do not recognize the full deferred income tax liability on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. We may change our investment decision in the normal course of our business, thus resulting in additional tax liability.

New Standards and Interpretations Adopted and Not Yet Adopted

We adopted IFRS 9, with an initial application of January 1, 2018. Under IFRS 9, our investments in equity securities, which were previously classified as available for sale or at cost under IAS 39 are measured at fair value through profit or loss. Please refer to Note 3 of our unaudited condensed consolidated financial statements for the nine months ended September 30, 2018 and six months ended June 30, 2018 for further information.

Effective January 1, 2018, we adopted IFRS 15, Revenue from Contracts with Customers, referred to as "IFRS 15". Pursuant to the transition arrangement under IFRS 15, we applied IFRS 15 retrospectively with the cumulative effect of initially applying IFRS 15 recognized at the date of initial application. There were no revisions on the accounts in the consolidated statement of financial position on January 1, 2018 upon the adoption of IFRS 15. Moreover, there were no financial statement line items affected in the current period by the application of IFRS 15 as compared to the presentation under IAS 18, Revenue and related interpretations. Please refer to Note 3 of our unaudited condensed consolidated financial statements for the nine months ended September 30, 2018 and the six months ended June 30, 2018 for further information.

IFRS 16, Leases, referred to as "IFRS 16", issued in January 2016, introduces a single on-balance sheet model of accounting for leases by lessees under a model that eliminates the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and its related interpretations and management will adopt IFRS 16 for annual reporting periods beginning on January 1, 2019 and expects to complete the assessments of its impacts in the fourth quarter of 2018.

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Transactions with Related Parties

In the normal course of operations, we enter into transactions with related parties, which include, among others, affiliates in which we have a significant equity interest (10% or more) or have the ability to influence the affiliates' or their operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. Our affiliates also include certain of our directors, our President, Chief Executive Officer and Chief Financial Officer and their close family members. These related party transactions are conducted in arm's-length transactions at normal market prices and on normal commercial terms. During the nine months ended September 30, 2018, there were no transactions with related parties.

Financial and Other Instruments

We are exposed to various market risks from changes in interest rates, foreign currency exchange rates and equity prices that may affect our results of operations and financial condition and, consequently, our fair value. Generally, our management believes that our current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. We use various financial instruments to manage our exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. We have risk managers to perform audits and checking functions to ensure that company procedures and policies are complied with.

We use derivative instruments to manage certain exposures to commodity price and currency exchange rate risks. The use of derivative instruments depends on our management's perception of future economic events and developments. These types of derivatives are often very volatile, as they are highly leveraged, given that margin requirements are relatively low in proportion to their notional amounts.

Many of our strategies, including the use of derivative instruments and the types of derivative instruments selected by us, are based on historical trading patterns and correlations and our management's expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future. If any of the variety of instruments and strategies we utilize is not effective, we may incur losses.

Please refer to Note 29 of our audited consolidated financial statements for the year ended December 31, 2017 for a qualitative and quantitative discussion of our exposure to market risks and the sensitivity analysis of interest rate, currency and other price risks at December 31, 2017.

Outstanding Share Data

Our share capital consists of US$450,000 divided into 300,000,000 Common Shares and 150,000,000 preference shares divided into US$0.001 par value each. Our Common Shares are listed on the New York Stock Exchange under the ticker symbol "MFCB". As of December 28, 2018, we had 12,534,801 Common Shares, 450,000 stock options and no share purchase warrants issued and outstanding.

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under National Instrument 52-109 – Certification of Disclosure in Issuers, referred to as "NI 52-109", as at September 30, 2018. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

We maintain internal controls over financial reporting that have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with IFRS.

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

There were no changes in our internal control over financial reporting that occurred during the nine months ended September 30, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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Inherent Limitations on Effectiveness of Controls

Internal control over financial reporting has inherent limitations and is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Legal Proceedings

We are subject to routine litigation incidental to our business and are named from time to time as a defendant in various legal actions arising in connection with our activities, certain of which may include large claims for punitive damages. Further, due to the size, complexity and nature of our operations, various legal and tax matters are outstanding from time to time, including audits and reassessments including relating to our former affiliates, and litigation related thereto. Currently, based upon information available to us, we do not believe any such matters would have a material adverse effect upon our financial condition or results of operations. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to their outcome. If our current assessments are materially incorrect or if we are unable to resolve any of these matters favorably, there may be a material adverse impact on our financial performance, cash flows or results of operations. Please see Note 14 of our audited consolidated financial statements for the year ended December 31, 2017, included in our Annual Report on Form 20-F for the year ended December 31, 2017, for further information.

Risk Factors

Statements in this report that are not reported financial results or other historical information are "forward-looking statements" within the meaning of applicable securities legislation including the Private Securities Litigation Reform Act of 1995, as amended. These statements appear in a number of different places in this report and can be identified by words such as "anticipate", "could", "project", "should", "expect", "seek", "may", "intend", "likely", "will", "plan", "estimate", "believe" and similar expressions suggesting future outcomes or statements regarding an outlook or their negative or other comparable words. Also discussions of strategy that involve risks and uncertainties share this "forward-looking" character.

There are a number of important factors, many of which are beyond our control, that could harm our business, operating or financial condition or that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. These factors include, but are not limited to, the following:

-	our financial results may fluctuate substantially from period to period;

-	a weakening of the global economy, including capital and credit markets, could adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources;

-	our earnings and, therefore, our profitability may be affected by price volatility in our various products;

-	the merchant banking business is highly competitive;

-	if the fair values of our long-lived assets fall below our carrying values, we would be required to record non-cash impairment losses that could have a material impact on our results of operations;

-	we may face a lack of suitable acquisition, merger or other proprietary investment candidates, which may limit our growth;

-	strategic investments or acquisitions and joint ventures, or our entry into new business areas, may result in additional risks and uncertainties in our business;

-	our merchant banking activities are subject to counterparty risks associated with the performance of obligations by our counterparties;

-	larger and more frequent capital commitments in our merchant banking business increase the potential for significant losses;

-	we are subject to transaction risks that may have a material adverse effect on our business, results of operations, financial condition and cash flow;

-	our risk management strategies may leave us exposed to unidentified or unanticipated risks that could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition;

-	derivative transactions may expose us to unexpected risk and potential losses;

14

-	the operations of our banking subsidiary are subject to regulation and risks faced by other financial institutions, which could adversely affect our business and operations;

-	any failure to remain in compliance with sanctions, anti-money laundering laws or other applicable regulations in the jurisdictions in which we operate could harm our reputation and/or cause us to become subject to fines, sanctions or legal enforcement, which could have an adverse effect on our business, financial condition and results of operations;

-	fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition;

-	some of our operations are subject to environmental laws and regulations that may increase the costs of doing business and may restrict such operations;

-	there can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and, as a result, we may have to raise additional capital through the issuance of additional equity, which will result in dilution to our shareholders;

-	limitations on our access to capital could impair our liquidity and our ability to conduct our businesses;

-	our existing and future financing arrangements that contain operating and financial restrictions may restrict our business and financing activities;

-	we may substantially increase our debt in the future;

-	as a result of our global operations, we are exposed to political, economic, environmental, legal, operational and other risks that could adversely affect our business, results of operations, financial condition and cash flow;

-	we are exposed to litigation risks in our business that are often difficult to assess or quantify and we could incur significant legal expenses every year in defending against litigation;

-	we rely significantly on the skills and experience of our executives and the loss of any of these individuals may harm our business;

-	we may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business and the failure to operate our business effectively could have a material adverse effect on our profitability, financial condition and results of operations;

-	we conduct business in countries with a history of corruption and transactions with foreign governments and doing so increases the risks associated with our international activities;

-	the operation of the iron ore mine underlying our royalty interest was closed in 2014. Its operation is generally determined by a third-party operator and we currently have no decision-making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the mine, including as to mineralization or reserves. The operator's failure to perform or other operating decisions could have a material adverse effect on our revenue, results of operations and financial condition;

-	our hydrocarbon and related operations are subject to inherent risks and hazards;

-	future environmental and reclamation obligations respecting our resource properties and interests may be material;

-	tax audits or disputes, or changes in the tax laws applicable to us, could materially increase our tax payments;

-	employee misconduct could harm us and is difficult to detect and deter;

-	we may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic, terrorist attacks or natural disasters;

-	failures or security breaches of our information technology systems could disrupt our operations and negatively impact our business;

-	investors' interests may be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities; and

-	certain factors may inhibit, delay or prevent a takeover of our company, which may adversely affect the price of our common shares.

15

Additional Information

We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC's website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

16

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018

17

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MFC Bancorp Ltd.'s auditors have not reviewed the unaudited financial statements for the period ended September 30, 2018.

NOTICE TO READER OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The preparation of the accompanying interim condensed consolidated statements of financial position of MFC Bancorp Ltd. as at September 30 and June 30, 2018 and the related condensed consolidated statements of operations, comprehensive income, changes in equity and cash flows for the nine months ended September 30, 2018 and the six months ended June 30, 2018 is the responsibility of management. These condensed consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of MFC Bancorp Ltd.

The interim condensed consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with IFRS.

18

MFC BANCORP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Canadian Dollars in Thousands)

	September 30, 2018	June 30, 2018	December 31, 2017
ASSETS
Current Assets
Cash and cash equivalents	$66,441	$72,481	$74,870
Short-term cash deposits	193	198	194
Securities	6,582	5,356	5,127
Securities - derivatives	15	426	190
Trade receivables	4,906	6,709	34,259
Tax receivables	317	530	747
Other receivables	11,150	9,879	21,690
Inventories	10,847	11,871	9,826
Deposits, prepaid and other	2,481	3,086	2,378
Total current assets	102,932	110,536	149,281
Non-current Assets
Securities	598	895	771
Securities – derivatives	-	-	56
Real estate held for sale	13,773	14,085	13,803
Investment property	36,649	37,479	37,660
Property, plant and equipment	57,375	58,733	83,954
Interests in resource properties	85,073	91,096	92,551
Deferred income tax assets	15,651	16,316	16,694
Other	1,750	2,474	2,132
Other, restricted	-	-	45
Total non-current assets	210,869	221,078	247,666
	$313,801	$331,614	$396,947
LIABILITIES AND EQUITY
Current Liabilities
Short-term bank borrowings	$-	$302	$2,074
Debt, current portion	-	26,542	43,733
Account payables and accrued expenses	21,248	27,077	44,750
Provision for settlement loss	-	5,600	-
Financial liabilities - derivatives	119	243	302
Income tax liabilities	929	735	1,910
Total current liabilities	22,296	60,499	92,769
Long-term Liabilities
Loan payable	3,614	-	-
Decommissioning obligations	13,245	13,733	13,699
Deferred income tax liabilities	14,838	9,808	10,303
Other	1,230	1,314	227
Total long-term liabilities	32,927	24,855	24,229
Total liabilities	55,223	85,354	116,998
Equity
Capital stock, fully paid	16	16	16
Additional paid-in capital	312,132	312,132	312,132
Treasury stock	(2,643)	(2,643)	(2,643)
Contributed surplus	16,735	16,735	16,666
Deficit	(108,799)	(118,632)	(87,183)
Accumulated other comprehensive income	33,242	37,234	38,792
Shareholders' equity	250,683	244,842	277,780
Non-controlling interests	7,895	1,418	2,169
Total equity	258,578	246,260	279,949
	$313,801	$331,614	$396,947

The accompanying notes are an integral part of these condensed consolidated financial statements.

19

MFC BANCORP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Nine Months Ended September 30, 2018 and 2017

(Unaudited)

(Canadian Dollars in Thousands, Except Per Share Amounts)

	2018	2017
Gross revenues	$112,493	$235,682

Costs and expenses:
Costs of sales and services	100,545	201,434
Selling, general and administrative	19,322	37,299
Share-based compensation – selling, general and administrative	69	-
Loss on settlement	5,600	-
Finance costs	1,982	7,573
Exchange differences on foreign currency transactions, net gain	(4,263)	(1,496)
	123,255	244,810

Loss before income taxes	(10,762)	(9,128)
Income tax expense:
Income taxes	(4,575)	(2,357)
Resource property revenue taxes	(487)	(1,611)
	(5,062)	(3,968)
Net loss for the period	(15,824)	(13,096)
Net income attributable to non-controlling interests	(32)	(864)
Net loss attributable to owners of the parent company	$(15,856)	$(13,960)

Loss per share
Basic	$(1.26)	$(1.11)
Diluted	$(1.26)	$(1.11)

Weighted average number of common shares outstanding
— basic	12,534,801	12,545,686
— diluted	12,534,801	12,545,686

The accompanying notes are an integral part of these condensed consolidated financial statements.

20

MFC BANCORP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Six Months Ended June 30, 2018 and 2017

(Unaudited)

(Canadian Dollars in Thousands, Except Per Share Amounts)

	2018	2017
Gross revenues	$78,083	$178,426

Costs and expenses:
Costs of sales and services	94,820	152,325
Selling, general and administrative	13,728	27,944
Share-based compensation – selling, general and administrative	69	-
Loss on settlement	5,600	-
Finance costs	1,781	5,529
Exchange differences on foreign currency transactions, net gain	(4,926)	(2,051)
	111,072	183,747

Loss before income taxes	(32,989)	(5,321)
Income tax recovery (expense):
Income taxes	1,332	(464)
Resource property revenue taxes	(325)	(325)
	1,007	(789)
Net loss for the period	(31,982)	(6,110)
Net loss (income) attributable to non-controlling interests	9	(639)
Net loss attributable to owners of the parent company	$(31,973)	$(6,749)

Loss per share
Basic	$(2.55)	$(0.54)
Diluted	$(2.55)	$(0.54)

Weighted average number of common shares outstanding
— basic	12,534,801	12,553,372
— diluted	12,534,801	12,553,372

The accompanying notes are an integral part of these condensed consolidated financial statements.

21

MFC BANCORP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Nine Months Ended September 30, 2018 and 2017

(Unaudited)

(Canadian Dollars in Thousands)

	2018	2017
Net loss for the period	$(15,824)	$(13,096)
Other comprehensive loss, net of income taxes:
Items that will be reclassified subsequently to profit or loss
Exchange differences arising from translating financial statements of foreign operations	(5,413)	2,363
Reclassification adjustment for exchange differences to statements of operations for subsidiaries deconsolidated	672	(11,028)
Net exchange differences	(4,741)	(8,665)
Fair value gain on available-for-sale securities, net	-	189
Reclassification of fair value gain on available-for-sale securities to statements of operations for securities disposed of	-	(54)
Net fair value gain on available-for-sale securities	-	135
Fair value loss on securities at fair value through other comprehensive income	(67)	-
Reclassification of reversal of impairment charge to statement of operations	(3)	-
Net fair value loss on securities at fair value through other comprehensive income	(70)	-
Items that will not be reclassified subsequently to profit or loss Remeasurement of net defined benefit liabilities	-	219
	(4,811)	(8,311)
Total comprehensive loss for the period	(20,635)	(21,407)
Comprehensive income attributable to non-controlling interests	(90)	(850)
Comprehensive loss attributable to owners of the parent company	$(20,725)	$(22,257)

The accompanying notes are an integral part of these condensed consolidated financial statements.

22

MFC BANCORP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Six Months Ended June 30, 2018 and 2017

(Unaudited)

(Canadian Dollars in Thousands)

	2018	2017
Net loss for the period	$(31,982)	$(6,110)
Other comprehensive loss, net of income taxes:
Items that will be reclassified subsequently to profit or loss
Exchange differences arising from translating financial statements of foreign operations	(928)	6,502
Reclassification adjustment for exchange differences to statements of operations for subsidiaries deconsolidated	-	(11,028)
Net exchange differences	(928)	(4,526)
Fair value gain on available-for-sale securities, net	-	2
Reclassification of fair value loss on available-for-sale securities to statements of operations for securities disposed of	-	99
Net fair value gain on available-for-sale securities	-	101
Fair value loss on securities at fair value through other comprehensive income	(41)	-
Reclassification of reversal of impairment charge to statement of operations	(2)	-
Net fair value loss on securities at fair value through other comprehensive income	(43)	-
Items that will not be reclassified subsequently to profit or loss Remeasurement of net defined benefit liabilities	-	218
	(971)	(4,207)
Total comprehensive loss for the period	(32,953)	(10,317)
Comprehensive income attributable to non-controlling interests	(54)	(555)
Comprehensive loss attributable to owners of the parent company	$(33,007)	$(10,872)

The accompanying notes are an integral part of these condensed consolidated financial statements.

23

MFC BANCORP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Nine Months Ended September 30, 2018 and 2017

(Unaudited)

(Canadian Dollars in Thousands)

	Capital Stock		Treasury Stock		Contributed Surplus			Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Amount	Number of Shares	Amount	Share-based Compensation	Contingently Issuable Shares	Retained Earnings (Deficit)	Available- for-sale Securities	Securities at Fair Value Through Other Compre- hensive Income	Defined Benefit Obligations	Currency Translation Adjustment	Share- holders' Equity	Non- control- ling Interests	Total Equity
Balance at December 31, 2017	12,600,448	$312,148	(65,647)	$(2,643)	$16,666	$-	$(87,183)	$461	$-	$-	$38,331	$277,780	$2,169	$279,949
Initial applications of new international financial reporting standard			-	-	-		524	(461)	(63)	-	-	-	-	-
Net loss	-	-	-	-	-	-	(15,856)	-	-	-	-	(15,856)	32	(15,824)
Dividends paid	-	-	-	-	-	-	-	-	-	-	-	-	(805)	(805)
Share-based compensation	-	-	-	-	69	-	-	-	-	-	-	69	-	69
Loss on disposition of shares in a subsidiary	-	-	-	-	-	-	(6,284)	-	-	-	(157)	(6,441)	6,441	-
Net fair value loss	-	-	-	-	-	-	-	-	(70)	-	-	(70)	-	(70)
Net exchange differences	-	-	-	-	-	-	-	-	-	-	(4,799)	(4,799)	58	(4,741)
Balance at September 30, 2018	12,600,448	$312,148	(65,647)	$(2,643)	$16,735	$-	$(108,799)	$-	$(133)	$-	$33,375	$250,683	$7,895	$258,578

Balance at December 31, 2016	17,315,673	$419,916	(4,687,218)	$(61,085)	$13,790	$1,627	$(88,920)	$(29)	$-	$(307)	$42,528	$327,520	$1,910	$329,430
Repurchase and cancellation of shares and cancellation of shares and equity instruments	(90,000)	(2,856)	-	-	-	(1,627)	3,165	-	-	-	-	(1,318)	-	(1,318)
Plan of Arrangement	(4,625,225)	(104,912)	4,621,571	58,442	-	-	46,427	-	-	-	-	(43)	-	(43)
Shares issued to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	928	928
Net loss	-	-	-	-	-	-	(13,960)	-	-	-	-	(13,960)	864	(13,096)
Dividends paid	-	-	-	-	-	-	-	-	-	-	-	-	(1,601)	(1,601)
Net fair value gain	-	-	-	-	-	-	-	135	-	-	-	135	-	135
Net gain on remeasurements	-	-	-	-	-	-	-	-	-	219	-	219	-	219
Net exchange differences	-	-	-	-	-	-	-	-	-	-	(8,651)	(8,651)	(14)	(8,665)
Balance at September 30, 2017	12,600,448	$312,148	(65,647)	$(2,643)	$13,790	$-	$(53,288)	$106	$-	$(88)	$33,877	$303,902	$2,087	$305,989

Total Comprehensive (Loss) Income for the nine months ended September 30:	Owners of the Parent Company	Non-controlling Interests	Total
2017	$(22,257)	$850	$(21,407)
2018	$(20,725)	$90	$(20,635)

The accompanying notes are an integral part of these condensed consolidated financial statements.

24

MFC BANCORP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Six Months Ended June 30, 2018 and 2017

(Unaudited)

(Canadian Dollars in Thousands)

	Capital Stock		Treasury Stock		Contributed Surplus			Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Amount	Number of Shares	Amount	Share-based Compensation	Contingently Issuable Shares	Retained Earnings (Deficit)	Available- for-sale Securities	Securities at Fair Value Through Other Compre- hensive Income	Defined Benefit Obligations	Currency Translation Adjustment	Share- holders' Equity	Non- control- ling Interests	Total Equity
Balance at December 31, 2017	12,600,448	$312,148	(65,647)	$(2,643)	$16,666	$-	$(87,183)	$461	$-	$-	$38,331	$277,780	$2,169	$279,949
Initial applications of new international financial reporting standard			-	-	-		524	(461)	(63)	-	-	-	-	-
Net loss	-	-	-	-	-	-	(31,973)	-	-	-	-	(31,973)	(9)	(31,982)
Dividends paid	-	-	-	-	-	-	-	-	-	-	-	-	(805)	(805)
Share-based compensation	-	-	-	-	69	-	-	-	-	-	-	69	-	69
Net fair value loss	-	-	-	-	-	-	-	-	(43)	-	-	(43)	-	(43)
Net exchange differences	-	-	-	-	-	-	-	-	-	-	(991)	(991)	63	(928)
Balance at June 30, 2018	12,600,448	$312,148	(65,647)	$(2,643)	$16,735	$-	$(118,632)	$-	$(106)	$-	$37,340	$244,842	$1,418	$246,260
Balance at December 31, 2016	17,315,673	$419,916	(4,687,218)	$(61,085)	$13,790	$1,627	$(88,920)	$(29)	$-	$(307)	$42,528	$327,520	$1,910	$329,430
Repurchase and cancellation of shares and cancellation of shares and equity instruments	(90,000)	(2,856)	-	-	-	(1,627)	3,165	-	-	-	-	(1,318)	-	(1,318)
Net loss	-	-	-	-	-	-	(6,749)	-	-	-	-	(6,749)	639	(6,110)
Dividends paid	-	-	-	-	-	-	-	-	-	-	-	-	(1,601)	(1,601)
Net fair value gain	-	-	-	-	-	-	-	101	-	-	-	101	-	101
Net gain on remeasurements	-	-	-	-	-	-	-	-	-	218	-	218	-	218
Net exchange differences	-	-	-	-	-	-	-	-	-	-	(4,442)	(4,442)	(84)	(4,526)
Balance at June 30, 2017	17,225,673	$417,060	(4,687,218)	$(61,085)	$13,790	$-	$(92,504)	$72	$-	$(89)	$38,086	$315,330	$864	$316,194

Total Comprehensive (Loss) Income for the six months ended June 30:	Owners of the Parent Company	Non-controlling Interests	Total
2017	$(10,872)	$555	$(10,317)
2018	$(33,007)	$54	$(32,953)

The accompanying notes are an integral part of these condensed consolidated financial statements.

25

MFC BANCORP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2018 and 2017

(Unaudited)

(Canadian Dollars in Thousands)

	2018	2017
Cash flows from operating activities:
Net loss for the period	$(15,824)	$(13,096)
Adjustments for:
Amortization, depreciation and depletion	4,507	5,414
Exchange differences on foreign currency transactions	(4,263)	(1,496)
Loss on short-term securities	221	1
Share-based compensation	69	-
Gain on dispositions of subsidiaries	(25,723)	(133)
Deferred income taxes	3,719	(1,209)
Market value increase on commodity inventories	(43)	(432)
Interest accretion	308	303
Credit losses	33,718	6,195
Write-offs of payables	(8,709)	(3,779)
Provision for settlement loss	5,600	-
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term securities	(485)	-
Receivables	9,290	2,617
Inventories	(1,108)	18,812
Deposits, prepaid and other	(570)	8,221
Assets held for sale	-	12,636
Short-term bank borrowings	(1,621)	(35,295)
Account payables and accrued expenses	(4,745)	(12,977)
Income tax liabilities	(1,005)	193
Accrued pension obligations, net of obligations	-	(12)
Other	914	(999)
Cash flows used in operating activities	(5,750)	(15,036)
Cash flows from investing activities:
Purchases of long-term securities	(1,199)	-
Purchases of property, plant and equipment, net	(183)	4,906
Proceeds from sales of investment property	1,006	-
Increase in loan receivables	-	(550)
Decrease in loan receivables	-	719
Dispositions of subsidiaries, net of cash and cash equivalents disposed of	(825)	(140)
Other	(83)	131
Cash flows (used in) provided by investing activities	(1,284)	5,066
Cash flows from financing activities:
Debt repayment	-	(42,253)
Cash paid under the plan of arrangement	-	(43)
Shares issued to non-controlling interests	-	928
Dividends paid to non-controlling interests	(805)	(1,601)
Cash flows used in financing activities	(805)	(42,969)
Exchange rate effect on cash and cash equivalents	(590)	(4,647)
Decrease in cash and cash equivalents	(8,429)	(57,586)
Cash and cash equivalents, beginning of period	74,870	120,676
Cash and cash equivalents, end of period	$66,441	$63,090

The accompanying notes are an integral part of these condensed consolidated financial statements.

26

MFC BANCORP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2018 and 2017

(Unaudited)

(Canadian Dollars in Thousands)

	2018	2017
Cash flows from operating activities:
Net loss for the period	$(31,982)	$(6,110)
Adjustments for:
Amortization, depreciation and depletion	2,996	3,946
Exchange differences on foreign currency transactions, net gain	(4,926)	(2,051)
(Gain) loss on short-term securities	(80)	1
Share-based compensation	69	-
Loss (gain) on dispositions of subsidiaries	17	(133)
Deferred income taxes	(1,860)	(467)
Market value decrease (increase) on commodity inventories	81	(646)
Interest accretion	230	193
Credit losses	33,640	3,776
Write-offs of payables	(8,640)	(3,852)
Provision for settlement loss	5,600	-
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term securities	(231)	-
Receivables	8,513	4,374
Inventories	(2,054)	17,526
Deposits, prepaid and other	(903)	470
Assets held for sale	-	12,636
Short-term bank borrowings	(1,623)	(34,867)
Account payables and accrued expenses	(2,155)	(12,722)
Income tax liabilities	(1,244)	(1,733)
Accrued pension obligations, net	-	(2)
Other	202	(48)
Cash flows used in operating activities	(4,350)	(19,709)
Cash flows from investing activities:
Purchases of property, plant and equipment, net	(415)	(691)
Proceeds from sales of investment property	1,006	-
Increase in loan receivables	-	(282)
Decrease in loan receivables	-	496
Disposition of a subsidiary, net of cash and cash equivalents disposed of	(24)	(140)
Other	(23)	447
Cash flows provided by (used in) investing activities	544	(170)
Cash flows from financing activities:
Debt repayment	-	(42,253)
Dividends paid to non-controlling interests	(805)	(1,601)
Cash flows used in financing activities	(805)	(43,854)
Exchange rate effect on cash and cash equivalents	2,222	(2,408)
Decrease in cash and cash equivalents	(2,389)	(66,141)
Cash and cash equivalents, beginning of period	74,870	120,676
Cash and cash equivalents, end of period	$72,481	$54,535

The accompanying notes are an integral part of these condensed consolidated financial statements.

27

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2018

(Unaudited)

Note 1. Nature of Business

MFC Bancorp Ltd. ("MFC Bancorp" or the "Company") is incorporated under the laws of the Cayman Islands. MFC Bancorp and the entities it controls are collectively known as the Group in these condensed consolidated financial statements. The Group is a merchant bank that provides financial services and facilitates structured trade for corporations and institutions. The Group commits its own capital to promising enterprises and invests and otherwise captures investment opportunities for its own account. The Group seeks to invest in businesses or assets whose intrinsic value is not properly reflected. The Group's investing activities are generally not passive. The Group actively seeks investments where its financial expertise and management can add or unlock value.

Note 2.  Basis of Presentation and Significant Accounting Policies

These condensed consolidated financial statements include the accounts of MFC Bancorp and entities it controls. The presentation currency of these consolidated financial statements is the Canadian dollar ($), as rounded to the nearest thousand (except per share amounts).

This interim financial report has been prepared by MFC Bancorp in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). The Group's interim financial statements for the nine months ended September 30, 2018 and the six months ended June 30, 2018 are in compliance with IAS 34, Interim Financial Reporting ("IAS 34"). Except as indicated below in Note 3, the same accounting policies and methods of computation are followed in these interim consolidated financial statements as compared with the most recent annual financial statements. In accordance with IAS 34, certain information and footnote disclosure normally included in annual financial statements have been omitted or condensed.

The measurement procedures to be followed in an interim financial report are designed to ensure that the resulting information is reliable and that all material financial information that is relevant to an understanding of the financial position or performance of the Group is appropriately disclosed. While measurements in both annual and interim financial reports are often based on reasonable estimates, the preparation of the interim financial report generally requires a greater use of estimation methods than the annual financial report.

In the opinion of MFC Bancorp, its unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. These interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in MFC Bancorp's latest annual report on Form 20-F. The results for the periods presented herein are not indicative of the results for the entire year. The revenues from the Group's merchant banking activities involve seasonality and cyclicality.

Note 3.  Accounting Policy Developments

New accounting policies for 2018

(i)	Financial Instruments

The Group adopted IFRS 9, Financial Instruments, (“IFRS 9”) with a date of initial application of January 1, 2018.

Under IFRS 9, the Group’s investments in equity securities, which were previously classified as available for sale or at cost under IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), are measured at fair value through profit or loss.

Recognition

Financial assets and financial liabilities are recognized on the consolidated statement of financial position when the Group becomes a party to the financial instrument contract. A financial asset is derecognized either when the Group has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired.

28

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2018

(Unaudited)

Note 3.  Accounting Policy Developments (continued)

Classification

The Group classifies its financial assets in the following measurement categories: (a) those to be measured subsequently at fair value (either through other comprehensive income (“FVTOCI”) or through profit or loss (“FVTPL”) and (b) those to be measured at amortized cost. The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows. The Group classifies its financial liabilities as subsequently measured at amortized cost, except for financial liabilities at fair value through profit or loss.

The Group has implemented the following classifications:

(a) Cash and cash equivalents, short-term cash deposits and restricted cash are classified as assets at fair value and any period change in fair value is recorded through interest income in profit or loss. Cash and cash equivalents include cash on hand, cash at banks and highly liquid investments (e.g. money market funds) readily convertible to a known amount of cash and subject to an insignificant risk of change in value. They have maturities of three months or less from the date of acquisition and are generally interest-bearing.

(b) Receivables are classified as assets at amortized cost and are measured using the effective interest method. Interest income is recorded in profit or loss.

(c) Debt securities which are held within a business model whose objective is to collect the contractual cash flows and sell the debt securities, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are measured at FVTOCI.

(d) Investments in equity securities, derivative assets and liabilities are measured at FVTPL.

(e) Account payables and accrued expenses, short-term borrowings and long-term debt are classified as other financial liabilities and are measured at amortized cost using the effective interest method. Interest expense is recorded in profit or loss, except for derivative financial liabilities which are subsequently measured at fair value.

Measurement

All financial instruments are required to be measured at fair value on initial recognition plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. Transaction costs of financial assets and financial liabilities carried at FVTPL are expensed in profit or loss. Financial assets and financial liabilities with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

In general, a gain or loss on a financial asset or financial liability that is measured at FVTPL is recognized in profit or loss. A gain or loss on a financial asset measured at FVTOCI is recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses, until the financial asset is derecognized or reclassified. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment. Interest calculated using the effective interest method is recognized in profit or loss.

Impairment

The Group recognizes and measures a loss allowance for expected credit losses on a financial asset which is measured at amortized cost or at FVTOCI, including as a lease receivable, a contract asset or a loan commitment and a financial guarantee contract. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Group compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information. For trade receivables only, the Group applies the simplified approach as permitted by IFRS 9 which requires expected lifetime losses to be recognized from initial recognition of receivables.

29

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2018

(Unaudited)

Note 3.  Accounting Policy Developments (continued)

Initial application of IFRS 9

IFRS 9 does not require restatement of comparative periods. Accordingly, the Group has reflected the retrospective impact of the adoption of IFRS 9 due to the change in accounting policy for investments in equity securities as an adjustment to opening deficit as at January 1, 2018. The adjustment, net of income taxes, was $524 with a corresponding adjustment credited to accumulated other comprehensive income. The fair value of the investments in equity securities was the same under both IAS 39 and IFRS 9 as at December 31, 2017.

(ii)	Revenue

Effective January 1, 2018, the Group adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). Pursuant to IFRS 15, the Group recognizes revenue, excluding interest and dividend income and other such income from financial instruments recognized in accordance with IFRS 9, upon transfer of promised goods or services to customers in amounts that reflect the consideration to which the Group expects to be entitled in exchange for those goods or services based on the following five step approach:

Step 1: Identify the contracts with customers;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The Group typically satisfies its performance obligations upon shipment of the goods, or upon delivery as the services are rendered or upon completion of services depending on whether the performance obligations are satisfied over time or at a point in time. The Group primarily acts as principal in contracts with its customers. The Group does not have material obligations for returns, refunds and other similar obligations, nor warranties and related obligations.

For performance obligations that the Group satisfies over time, the Group typically uses time-based measures of progress because the Group is providing a series of distinct services that are substantially the same and have the same pattern of transfer.

For performance obligations that the Group satisfies at a point in time, the Group typically uses shipment or delivery of goods and/or services in evaluating when a customer obtains control of promised goods or services.

A significant financing component exists and is accounted for if the timing of payments agreed to by the parties to the contract provides the customer or the Group with a significant benefit of financing the transfer of goods and services to the customer. As a practical expedient, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if the Group expects, at contract inception, that the period between when the Group transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

The incremental costs of obtaining contracts with customers and the costs incurred in fulfilling contracts with customers that are directly associated with the contract are recognized as an asset (hereinafter, “assets arising from contract costs”) if those costs are expected to be recoverable, which are included in other long-term assets in the consolidated statements of financial position. The incremental costs of obtaining contracts are those costs that the Group incurs to obtain a contract with a customer that they would not have incurred if the contract had not been obtained. As a practical expedient, the Group recognizes the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. Assets arising from contract costs are amortized using the straight-line method over their estimated contract periods.

30

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2018

(Unaudited)

Note 3.  Accounting Policy Developments (continued)

The Group exercises judgments in determining the amount of the costs incurred to obtain or fulfill a contract with a customer, which includes, but is not limited to (a) the likelihood of obtaining the contract, (b) the estimate of the profitability of the contract, and (c) the credit risk of the customer. An impairment loss will be recognized in profit or loss to the extent that the carrying amount of the asset exceeds (a) the remaining amount of consideration that the entity expects to receive in exchange for the goods or services to which the asset relates, less (b) the costs that relate directly to providing those goods or services and that have not been recognized as expenses.

Initial application of IFRS 15

Pursuant to the transition arrangement permitted under IFRS 15, the Group has applied IFRS 15 retrospectively with the cumulative effect of initially applying IFRS 15 recognized at the date of initial application. There were no revisions on the accounts in the consolidated statement of financial position on January 1, 2018 upon the adoption of IFRS 15.

Moreover, there were no financial statement line items affected in the current year ended December 31, 2018 by the application of IFRS 15 as compared to the presentation under IAS 18, Revenue and related interpretations.

Future Accounting Changes

IFRS 16, Leases (“IFRS 16”), issued in January 2016, introduces a single on-balance sheet model of accounting for leases by lessees that eliminates the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and its related interpretations and management will adopt IFRS 16 for annual reporting periods beginning on January 1, 2019.

Note 4.  Business Segment Information

The Group is primarily in the merchant banking business, which includes marketing activities, captive supply assets, financial services and proprietary investing activities.

In reporting to management, the Group's operating results are categorized into the following operating segments: merchant banking and all other segments.

Basis of Presentation

In reporting segments, certain of the Group's business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (a) the nature of the products and services; (b) the methods of distribution; and (c) the types or classes of customers/clients for the products and services.

The Group's merchant banking segment includes its marketing activities, captive supply assets, structured solutions, financial services and proprietary investing activities. The Group is a merchant bank that provides financial services and facilitates structured trade for corporations and institutions. The Group specializes in markets that are not adequately addressed by traditional sources of supply and finance, with an emphasis on providing solutions for small and medium sized enterprises. The Group’s merchant banking business operates in multiple geographies, and participates in industries including manufacturing and natural resources. The Group also seeks investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Group uses its financial and management expertise to add or unlock value within a relatively short time period.

The all other segment includes the Group's corporate and operating segments whose quantitative amounts do not exceed 10% of any of the Group's: (a) reported revenue; (b) net income; or (c) total assets. The Group's all other operating segment primarily includes business activities in medical supplies and services.

31

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2018

(Unaudited)

Note 4.  Business Segment Information (continued)

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 2B to the Company’s audited consolidated financial statements for the year ended December 31, 2017. The chief operating decision maker evaluates performance on the basis of income or loss from operations before income taxes and does not consider acquisition accounting adjustments in assessing the performance of the Group's reporting segments. The segment information presented below is prepared according to the following methodologies: (a) revenues and expenses directly associated with each segment are included in determining pre-tax earnings; (b) intersegment sales and transfers are accounted for as if the sales or transfers were to third parties at current market prices; (c) certain selling, general and administrative expenses paid by corporate, particularly incentive compensation and share-based compensation, are not allocated to reporting segments; (d) all intercompany investments, receivables and payables are eliminated in the determination of each segment's assets and liabilities; and (e) deferred income tax assets and liabilities are not allocated.

Segment Operating Results

	Nine months ended September 30, 2018
	Merchant banking	All other	Total
Revenues from external customers	$108,821	$3,672	$112,493
Intersegment sale	1,731	144	1,875
Interest expense	1,705	2	1,707
Loss income before income taxes	(1,175)	(9,587)	(10,762)

	Nine months ended September 30, 2018
	Merchant banking	All other	Total
Revenues from external customers	$219,622	$16,060	$235,682
Intersegment sale	1,638	204	1,842
Interest expense	4,142	-	4,142
Loss before income taxes	(5,303)	(3,825)	(9,128)

Note 5.  Capital Stock

The authorized share capital of MFC Bancorp consists of US$450,000 divided into 300,000,000 common shares of US$0.001 par value per share and 150,000,000 preference shares divided into US$0.001 par value per share.

As at September 30, 2018, there are 12,534,801 Common Shares issued and outstanding.

All the Company's treasury stock is held by wholly-owned subsidiaries.

Note 6.  Condensed Consolidated Statements of Operations

Revenues

The Group's gross revenues comprised:

Nine months ended September 30:	2018	2017
Merchant banking products and services	$104,272	$214,832
Interest	532	683
Other	7,689	20,167
Gross revenues	$112,493	$235,682

The Group's revenues include the revenues of a materials processing acquisition from October 1, 2017.

Effective January 31, 2017, the Group completed the sale of a non-core commodities trading subsidiary which focused on Latin America. Effective October 1, 2017, the Group disposed of certain subsidiaries, including certain commodities trading subsidiaries in Europe.

32

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2018

(Unaudited)

Note 6.  Condensed Consolidated Statements of Operations (continued)

Expenses

The Group's costs of sales and services comprised:

Nine months ended September 30:	2018	2017
Merchant banking products and services	$95,309	$191,551
Credit losses on loans and receivables	33,718	6,195
Market value increase on commodity inventories	(43)	(432)
Loss (gain) on derivative contracts, net	889	(1,321)
Gain on sale of subsidiaries	(25,723)	(133)
Loss on a former subsidiary	-	619
Other	(3,605)	4,955
Total costs of sales and services	$100,545	$201,434

Note 7. Share-Based Compensation

The following table is a summary of the changes in stock options granted under the 2017 Plan during the nine months ended September 30, 2018:

	2017 Plan
	Number of options	Weighted average exercise price per share
		(US$)
Outstanding as at December 31, 2017	575,000	10.94
Expired	(92,500)	8.76
Canceled	(20,000)	40.05
Granted	20,000	8.76
Outstanding as at September 30, 2018	482,500	9.87
As at September 30, 2018:
Options exercisable	482,500

The following table summarizes the share-based compensation expenses recognized by the Group:

Nine months ended September 30:	2018	2017
Share-based compensation expenses arising from stock options granted by the Company	$69	$–

On May 12, 2018, a Group executive surrendered for cancellation 20,000 options to purchase the Company's common shares. On the same date, the Company granted to a different employee options to purchase 20,000 of the Company's common shares at an exercise price of US$8.76 per share. The options vested immediately and expire on December 1, 2027.

The weighted average assumptions and inputs used in calculating the fair value of the stock options granted on May 12, 2018 using the Black-Scholes-Merton formula are as follows:

Number of options granted	20,000
Vesting requirements	Immediately
Contractual life	9.54 years
Method of settlement	In equity
Exercise price per share	US$8.76
Market price per share on grant date	US$6.30
Expected volatility	37.86%
Expected option life	9.54 years
Expected dividends	0.00%
Risk-free interest rate	2.93%
Fair value of option granted per option	$3.44(US$2.69)

33

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2018

(Unaudited)

Note 7. Share-Based Compensation (continued)

The expected volatility was determined based on the historical price movement over the expected option life, with adjustments for underlying businesses. The stock option holders are not entitled to dividends or dividend equivalents until the options are exercised.

The aggregate fair value of options granted was $69 which was recognized as share-based compensation expense in the Group's consolidated statement of operations for the nine months ended September 30, 2018.

Note 8.  Earnings per Share

Earnings per share data for the nine months ended September 30 from continuing operations is summarized as follows:

Nine months ended September 30:	2018	2017

Basic loss from continuing operations available to holders of common shares	$(15,856)	$(13,960)
Effect of dilutive securities:	-	-
Diluted loss from continuing operations	$(15,856)	$(13,960)

	Number of Shares
	2018	2017
Weighted average number of common shares outstanding — basic	12,534,801	12,545,686
Effect of dilutive securities:
Options	-	-
Contingently issuable shares	-	-
Weighted average number of common shares outstanding — diluted	12,534,801	12,545,686

Note 9.  Related Party Transactions

In the normal course of operations, the Group enters into transactions with related parties which include affiliates in which the Group has a significant equity interest (10% or more) or has the ability to influence the operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The related parties also include MFC Bancorp's directors, President, Chief Executive Officer and Chief Financial Officer and their close family members, as well as any person and entity which have significant influence over MFC Bancorp. These related party transactions are conducted in arm's-length transactions at normal market prices and on normal commercial terms. During the nine months ended September 30, 2018, there were no transactions with the related parties.

Note 10.  Changes in Contingent Liabilities or Contingent Assets Since the End of the Last Annual Reporting Period

Litigation

The Group is subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material as at September 30, 2018.

Guarantees

Guarantees are accounted for as contingent liabilities unless it becomes probable that the Group will be required to make a payment under the guarantee.

In the normal course of its merchant banking activities, the Group issues guarantees to its trade and financing partners in order to secure financing facilities. Upon the use or drawdown of the underlying financing facilities, the financing facilities are recorded as liabilities on the consolidated statement of financial position such as short-term bank borrowings or debt. Accordingly, the issued guarantees relating to such financing facilities that are used or drawn are not considered contingent liabilities or off-balance sheet transactions. As at September 30, 2018, the Group had no unrecorded contingent liabilities relating to outstanding guarantees issued to its trade and financing partners in the normal course of its merchant banking activities.

34

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2018

(Unaudited)

Note 11. Subsequent Event

In the fourth quarter of 2018, certain of the Group’s subsidiaries entered into a court-approved settlement agreement related to proceedings respecting the insolvent estate of certain of our former hydrocarbon subsidiaries. As a result of the settlement, we incurred a non-cash charge of $5,600, which was the carrying value of assets which we contributed under the settlement.

Note 12. Approval of Consolidated Financial Statements

This interim financial report was approved by the Board of Directors and authorized for issue on December 27, 2018.

35

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC BANCORP LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Financial Officer

Date:	December 28, 2018